May 3, 2021

VIA EDGAR CORRESPONDENCE

John M. Ganley

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	ProShares Trust (the “Trust”) (File Nos. 811-21114 and 333-89822)

Dear Mr. Ganley:

On February 26, 2021, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 223 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 232 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”).  The Amendment was filed for the purpose of adding a new ETF to the Trust –ProShares Nasdaq-100 Dorsey Wright Select ETF1 (the “Fund”).

We received comments from you relating to the Amendment.  For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(a) under the 1933 Act (the “A-Filing”).  The A-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter and to make other minor and conforming changes as well as to request acceleration.

Prospectus

General

1.	Comment:Please file another 485A filing to comply with the comments and complete the fee table prior to requesting acceleration.

Response:The Trust will make a 485A filing to respond to comments and complete the fee tables.

Principal Investment Strategies

2.

Comment: The disclosure provides that “[t]he Index Provider defines high price momentum stocks as those stocks whose price has appreciated more than others over a specified period.” Please clarify what a specified period is; is this quarterly?

Response:The Trust has removed the reference to “specified period” as it is a determination made by Dorsey Wright, as the Index provider, through its proprietary methods. The Trust has made the following changes to the section:

The Fund invests in securities that ProShare Advisors believes, in combination, should track the performance of the Index. The Index, which is constructed and maintained by Dorsey, Wright & Associates, LLC (“Dorsey Wright” ~~or the “Index Provider”~~) consists of 21 securities from the Nasdaq-100 Index with the highest price momentum as determined by Dorsey Wright ~~the Index methodology~~. ~~The Index Provider~~ The Nasdaq-100 includes 100 of the largest domestic and international non-financial companies listed on The Nasdaq Stock Market based on market capitalization. ~~defines high price momentum stocks as those stocks whose price has appreciated more than others over a specified period.~~ Dorsey Wright ranks each stock in the Nasdaq-100 ~~Index~~ based on relative performance using ~~in accordance with~~ its proprietary “Relative Strength” momentum measure.  The 21 stocks ranked the highest at each quarterly Index reconstitution (January, April, July and October) are included in ~~selected into~~ the Index ~~at reconstitution~~ and assigned equal weights. ~~The Index is reconstituted each January, April, July, and October.~~ The weightings of each security in the Index may fluctuate between reconstitution dates. The Index is published under the Bloomberg ticker symbol “NDXDWA.”

3.

Comment:The third paragraph in this section provides that the Advisor “uses a mathematical approach to investing.” Consider if this language is necessary for this Fund in that it appears that the Advisor will be replicating the Index.

Response:	The Trust has revised the disclosure as follows:

~~ProShare Advisors uses a mathematical approach to investing. Using this approach,~~ ProShare Advisors determines the type, quantity and mix of investment positions that it believes, in combination, the Fund should hold to produce returns consistent with the Fund’s investment objective. The Fund will generally use a “replication strategy” to achieve its investment objective, meaning that it will invest in all of the component securities of the Index in approximately the same proportion as the Index. However, the ~~The~~ Fund may also use a “representative sampling” strategy to invest in or gain exposure to only a representative sample of the securities in the Index or to securities not contained in the Index or in financial instruments, with the intent of obtaining exposure with aggregate characteristics similar to those of the Index. In managing the assets of the Fund, ProShare Advisors does not invest the assets of the Fund in securities or financial instruments based on ProShare Advisors’ view of the investment merit of a particular security, instrument, or company, nor does it conduct conventional investment research or analysis or forecast market movement or trends. The Fund seeks to remain fully invested at all times in securities and/or financial instruments that, in combination, provide exposure to the returns of the Index without regard to market conditions, trends or direction.

The Trust will consider any further revisions to this language at its next annual update.

4.	Comment:Please include a market cap range of the Index or the Nasdaq-100 Index to provide investors with an indication of the range of companies.

Response:The Trust has not typically provided in the registration statement the market capitalization range of an index or the number of index constituents for several reasons: (i) the information is not required by Form N-1A; and (ii) the information may fluctuate during the course of the year and, consequently, a point in time measurement may be confusing and misleading to investors.

The Trust does disclose, however, that “the Nasdaq-100 Index includes 100 of the largest domestic and international non-financial companies listed on The Nasdaq Stock Market based on market capitalization.” This is similar disclosure to other funds within the fund complex.

5.

Comment:In the last full paragraph in this section, the disclosure provides that “[a]s of December 31, 2020, the Index was concentrated in the Semiconductor & Semiconductor Equipment and Software & Services industry groups and was not focused in any industry groups.” Please consider also defining what is meant by focused and concentration risk in this section as well as in the “Concentration and Focus Investing” Risk.

Response: The Trust will add the below disclosure at the end of the noted paragraph:

Concentration is defined as 25% or more of the value of an index while focus is defined as a substantial portion of an index but less than 25%. (See “Concentration and Focus Investing” Risk below).

Principal Risks

6.	Comment:Consider if risks such as “Tax Risk” and “Valuation Risk” are principal risks.

Response:

The Trust believes it is appropriate for the referenced risks to be included as principal investment risks for the Fund.  The occurrence of such risks could have adverse effects on Fund performance that is not expected by investors who purchase an index matching fund, may prevent investors from selling their shares when they wish to sell shares, and result in adverse tax consequences for investors, respectively.  The Trust also notes that the index matching funds in other fund complexes also disclose similar risks as principal investment risks.

However, the Trust will consider revisions to this disclosure at its next annual update.

Investment Objectives, Principal Investment Strategies and Related Risks

7.	Comment:Please confirm if Geographic Risk should be included in this section.

Response:The Trust believes Geographic Risk should be included in this section as the summary section does include risks of international exposure including ADRs, foreign and emerging markets risk.

8.

Comment:On page 14, please confirm if the heading should read “Other Principal Risks” as it currently reads or “Other Risks” as the risks identified do not seem to be those principal risks identified in the summary section of the prospectus.

Response:The Trust will revise this section heading to read “Other Risks.”

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We hope that these responses adequately address your comments.  If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400.  Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProShare Advisors LLC

Director, Counsel

11	The Fund’s name will change to the ProShares Nasdaq-100 Dorsey Wright Momentum ETF for the A-Filing.

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